

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Corrected
September 3, 2015

Mailstop 4561

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
520 Newport Center Drive
Newport Beach, California 92660

>   **Re: Acacia Research Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your letter dated August 10, 2015 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 10, 2015.

General

1.   We note your response to prior comment 1. It does not appear that you have updated the investor presentation posted on your website to include the reconciliations of non-GAAP measures to GAAP measures in accordance with Regulation G. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.   We note your response to prior comment 3. However, we note that during the first and second quarter earnings calls for fiscal year 2015, you indicated that the trial dates tends

to be correlated with licensing revenue opportunities and referred to your website for the number of patent cases that have come into trial. We also note that you received a question asking about the number of trial dates during the second quarter earnings call. Please tell us your consideration of the need to disclose the trial dates and numbers in your discussion of trends or uncertainties which are reasonably likely to impact future results or financial position. See Section III.B.3 of SEC Release No. 33-8350 and Item 303(a)(3) of Regulation S-K.

3. In your response to prior comment 4, you indicate that you used a discount rate to determine the fair value of cost synergies.
    - Qualitatively describe the cost synergies assumed for market participants.
    - Explain why the discount rate used to determine the fair value of cost synergies differs from the present value discount factor used in the discounted cash flow analysis.
    - Explain how the discount rate was derived.

4. We also note that you used a control premium amount of $42 million in your step one analysis as of June 30, 2015. Please explain the rationale for a control premium and explain why a control premium is warranted for the company? What is the underlying economics or benefits, if any, to warrant a premium above the fair value for the company?

5. We note that you used a forecasted revenue realization rate in your discounted cash flow analysis.
    - Explain how the realization rate was determined. Is this a probability adjusted realization rate? If not, were other realization rate scenarios contemplated?
    - How does this assumption compare with the Company's historical revenue realization rate for the last 3 years?

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Mathew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services